7/13

04035487

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Lottery Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4832 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/14/04

Consolidated Financial Statements of

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Years ended December 31, 2003 and 2002

AUDITORS' REPORT

To the Shareholders of Pacific Lottery Corporation:

We have audited the consolidated balance sheets of Pacific Lottery Corporation *(A Development Stage Enterprise)* as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
May 18, 2004

DICK COOK SCHULLI
CHARTERED ACCOUNTANTS

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Consolidated Balance Sheets
As at December 31,

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 2,248,994	$ 89,102
Interest and other receivables	101,698	2,652
Prepaid expenses	–	1,270
	2,350,692	93,024
Capital assets (note 4)	615,631	438,763
	$ 2,966,323	$ 531,787
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Accounts payable and accrued liabilities (note 5)	$ 63,334	$ 283,071
Accrued interest on debt (note 6)	–	3,842,453
Related party advances (note 13)	–	852,545
Short-term debt (note 6)	–	2,250,000
	63,334	7,228,069
Long-term debt (note 6)	–	500,000
Shareholders' equity (deficiency):		
Share capital (note 7)	25,733,513	16,340,824
Contributed surplus (note 8)	2,267,777	–
Deficit	(25,098,301)	(23,537,106)
	2,902,989	(7,196,282)
Commitments and contingencies (note 12)		
	$ 2,966,323	$ 531,787

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(Signed) David Aftergood, Director

(Signed) Peter Wallis, Director

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Consolidated Statements of Operations and Deficit
Years ended December 31,

	2003	2002
Expenses (Income):		
General and administrative	1,312,652	1,461,310
Depreciation and amortization	213,757	1,149,950
Interest on short-term debt and contracts payable	2,318	1,954,187
Interest on long-term debt	–	162,649
Settlement of contracts payable	–	(9,631,066)
Legal settlement	135,373	-
Interest income	(41,221)	-
Lottery	(61,684)	(68,431)
Net loss (income)	1,561,195	(4,971,401)
Deficit, beginning of year	23,537,106	28,508,507
Deficit, end of year	$ 25,098,301	$ 23,537,106
Net loss (income) per share:		
Basic	$ 0.04	$ (1.41)
Diluted	0.04	(1.25)
Weighted average shares outstanding	38,464,533	3,525,086

See accompanying notes to consolidated financial statements.

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows
Years ended December 31,

	2003	2002
Cash provided by (used in):		
Operations:		
Net income (loss)	$ (1,561,195)	$ 4,971,401
Items not involving cash:		
Depreciation of capital assets	213,757	1,099,213
Amortization of deferred costs	–	50,737
Accrued interest:		
Short-term debt	–	1,463,834
Long-term debt	–	162,649
Contracts payable	–	490,353
Accrued general expenses from contracts payable	–	479,601
Settlement of contracts payable	–	(9,631,066)
Cash flow used in operations	(1,347,438)	(913,278)
Change in non-cash working capital balances (note 10 (a))	(317,513)	(107,034)
	(1,664,951)	(1,020,312)
Financing:		
Related party advances (repayments), net	(188,924)	1,109,414
Issue of common shares, net of issue costs	4,404,392	–
	4,215,468	1,109,414
Investing:		
Acquisition of capital assets, net	(390,625)	–
	(390,625)	–
Increase in cash	2,159,892	89,102
Cash and cash equivalents, beginning of year	89,102	–
Cash and cash equivalents, end of year	$ 2,248,994	$ 89,102

Supplemental cash flow information (Notes 10 (b) and (c))

See accompanying notes to consolidated financial statements.

Pacific Lottery Corporation *(A Development Stage Enterprise)* (the "Company") is incorporated under the laws of the Province of Alberta. The Company is a development stage enterprise as its principal business activities include research, development, and manufacture, operate and manage lottery gaming central systems. To date the Company has received incidental revenues from its business activities and is currently focusing its efforts on the development and implementation of a lottery gaming system in South Vietnam.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of $1,561,195 for the year ended December 31, 2003 and has a deficit of $25,098,301 as at December 31, 2003. The losses have been funded primarily by the issuance of equity. The Company's ability to continue as a going concern is uncertain and dependent on its ability to obtain additional capital and on the continued support of its shareholders. The outcome of these matters cannot be predicted at this time. The continuation of the Company's research and development activities and the commercialization of its lottery gaming systems is dependent upon the Company's ability to successfully complete its research and development programs, obtain government approvals for its products, and finance its cash requirements through equity financings.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

1. General:

During April 2003 the Company completed a reorganization of its business affairs that involved six interrelated transactions as follows:

(a) On May 30, 2002 a 2002 Share Purchase Agreement was executed between Pacific Lottery Corporation ("PLC") and the shareholder of Emerging Market Solutions International Inc. ('EMSI"); subject to certain conditions (inclusive of debt settlement, conversion of preferred shares, and regulatory approvals of PLC), and whereby all of the shares of EMSI were to be sold to PLC. The purchase price being 18,333,333 convertible preferred shares at an issue price of thirty cents ($0.30) per share. The closing date for the 2002 Share Purchase Agreement was the earlier of April 15, 2003 and sixty (60) days after satisfaction of the conditions therein. The 2002 Share Purchase Agreement was made with the expectation of a complimentary agreement being executed with Lottery and Wagering Solutions Inc. ("LWSI"), releasing EMSI from all obligations emanating from a previous agreement, and the signing of an agreement between PLC, EMSI, and ("LWSI") to settle the note payable owing to LWSI in exchange for shares of PLC. This agreement closed successfully April 7, 2003.

EMSI's value to the Company arises from its exclusive ownership of a contract with the Government of Vietnam to supply an on-line lottery system to Ho Chi Minh City. From its inception to April 7, 2003 EMSI incurred costs associated with research, development and implementation of the on-line lottery system in Ho Chi Minh City.

1. General (continued):

At April 7, 2003 EMSI had no identifiable assets and an accumulated deficit of $1,574,679. The amount due to the Company for advances to EMSI was eliminated on acquisition. The Company assigned no value to the preferred shares issued on acquisition and allocated the negative net assets acquired of $1,574,679 against contributed surplus.

The 18,333,333 Series III preferred shares were converted into common shares of the Company on August 7, 2003.

(b) The LWSI Agreement, executed on October 10, 2002, released EMSI and LWSI from all obligations, respectively, under a former acquisition agreement. In anticipation of closing on the 2002 Share Purchase Agreement, LWSI had advanced EMSI cash of approximately $1,580,000 and incurred costs of approximately $694,000, for which EMSI recognized an account payable to LWSI. Under the terms of the LWSI Agreement, LWSI agreed to accept as consideration, for the amount payable to it by EMSI, shares issued by PLC at a rate of thirty cents ($0.30) per share, subject to an average share bid price condition, as satisfaction of the outstanding liability to LWSI from EMSI. The settlement of the total liability owing to LWSI resulted in 7,962,620 additional shares of PLC being issued over and above the 18,333,333 convertible preferred shares issued to the shareholder of EMSI, as discussed further in this note. Conditional to the anticipated closing on the 2002 Share Purchase Agreement and to the anticipated debt repayment from PLC, on or before April 15, 2003, the LWSI Agreement effectively settled any balance owing from EMSI to LWSI. The 2002 Share Purchase Agreement closed April 7, 2003.

(c) On April 7, 2003, the Company concluded a debt settlement agreement with two related parties. In exchange for 9,166,666 common shares of PLC the Company extinguished the $2,250,000 short term debt, $250,000 long term loan payable, $250,000 Series II preferred shares. The debt holders as part of the settlement agreement waived all accrued interest related to the short and long term debt, accordingly, the Company allocated to contributed surplus accrued interest of $3,842,456.

(d) On April 7, 2003, the Company concluded a private placement of shares with Genting International Management Services Pte. Ltd. ("GIMS"). The Company sold 18,000,000 common shares at twenty five cents ($0.25) per share and 18,000,000 share purchase warrants convertible to common shares at twenty five cents ($0.25) per share expiring two (2) years from closing. Consideration received by the Company for this transaction was $4,500,000.

(e) On April 7, 2003, the Company issued 1,400,000 warrants exercisable at thirty cents ($0.30) per share for a two (2) year period to LWSI as a finder's fee in relation to the additional financing and settlements also closing on this date.

(f) On April 7, 2003, the Company issued 100,000 warrants exercisable at thirty cents ($0.30) per share for a two (2) year period to Leede Financial Markets Inc. per a Share Option Agreement executed on the closing date for their efforts in sponsoring of new financing and the Companies restructuring reflected in the agreements otherwise closing April 7, 2003.

1. General (continued):

2003 reorganization summary:

	Number of Shares	Amount
Common shares issued:		
Acquisition of EMSI	18,333,333	-
Settlement of short and long term debt	9,166,666	2,750,000
Settlement of amounts due to LWSI as part of EMSI acquisition	7,962,620	2,238,297
Private placement with GIMS	18,000,000	4,500,000
	53,462,619	$9,488,297

2. Significant accounting policies:

These consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. The most significant accounting policies are summarized below:

(a) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates and such differences could be material.

(b) Principles of consolidation:

The financial statements include the accounts of the Company and its wholly-owned subsidiaries; Applied Gaming Solutions International Inc. which was incorporated May 11, 1999 and has had minimal activity since that date; Emerging Market Solutions International Inc. (acquired April 7, 2003) incorporated under Barbados law on April 19, 2001 All significant intercompany transactions and balances have been eliminated upon consolidation.

c) Research and development costs:

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian Generally Accepted Accounting Principles for deferral and amortization.

2. Significant accounting policies (Continued):

(d) Capital assets and depreciation:

Capital assets are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line and double declining basis' at the following annual rates which are designed to apportion the costs of the assets over their estimated useful lives:

Assets	Rate
Lottery equipment	5 years
Computer equipment	30%
Computer software	30%
Gaming equipment	30%
Office furniture and equipment	20%

(e) Impairment:

The Company regularly evaluates the carrying value of its capital assets for impairment. The carrying value of an asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a write-down is recognized based on the amount by which the carrying value exceeds the fair market value. Fair market value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on assets to be disposed of are determined in a similar manner, except that fair market values are reduced by the cost to dispose of such assets.

(f) Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of 90 days or less when purchased.

(g) Income taxes:

The asset and liability method is used for determining income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

No recognition of future income assets has been reflected in these financial statements as the Corporation has yet to achieve profitable operations.

2. Significant accounting policies (Continued):

(h) Stock-based compensation:

The Company records all stock-based payments to the company's officers, directors and employees, granted on or after January 1, 2003, and all stock-based payments to non-employees granted on or after January 1, 2002, at fair value. The fair value of stock options is determined using the Black-Scholes Option Pricing Model. The fair value of stock options that vest in the year is recorded as an expense in the statement of operations for the year.

(i) Earnings and loss per share:

Basic earnings or loss per share is calculated by dividing net income or loss by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated by dividing net earnings or loss by the weighted average number of common shares outstanding during the year after giving effect to dilutive potential common shares. The dilutive effects of stock options and warrants are determined using the treasury stock method. The dilutive effects of convertible securities are determined using the if-converted method..

(j) Foreign currency:

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchanges are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

3. Change in accounting principle:

During the final quarter of 2003, the Company elected to prospectively adopt the amendments to the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments" for awards granted under its stock option plan to officers, directors and employees effective January 1, 2003. The amendment to the standard requires the recognition of stock-based compensation expense for all employee stock-based compensation transactions after January 1, 2003 using the fair value based method. As a result of the adoption of fair value accounting for stock options the Company did not record stock-based compensation for stock options granted during the year as there was no assignable value determined. No compensation costs were recorded in 2002 as no stock options were granted during that year. The fair value is determined using the Black-Scholes Option Pricing Model.

4. Capital assets:

December 31, 2003	Cost	Accumulated Depreciation	Net Book Value
Lottery equipment	$ 2,594,286	$ 2,316,667	$ 277,619
Computer equipment	19,061	1,586	17,475
Computer software	363,483	55,542	307,941
Gaming equipment	-	-	-
Office furniture and equipment	36,842	24,246	12,596
	$ 3,013,672	$ 2,398,041	$ 615,631

December 31, 2002	Cost	Accumulated Depreciation	Net Book Value
Lottery equipment	$ 2,576,687	$ 2,164,187	$ 412,500
Computer equipment	69,705	61,145	8,560
Computer software	14,089	14,089	-
Gaming equipment	214	214	-
Office furniture and equipment	57,009	39,306	17,703
	$ 2,717,704	$ 2,278,941	$ 438,763

In 2002 the company reviewed the carrying value of lottery equipment, currently employed in Hanoi, determining that the undiscounted cash flows anticipated from the remaining life of the Hanoi contract was significantly less. Therefore an increased amortization was charged to operations in 2002 for $773,136.

5. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of:

	2003	2002
Trade payables	$ 63,334	$ 283,071
	$ 63,334	$ 283,071

6. Debt obligations:

The Company's debt obligations consist of:

	2003	2002
Short-term debt		
Third party loan bearing interest at 2.5% per month compounded and payable monthly	$ -	$ 2,250,000
	$ -	$ 2,250,000
Long-term debt		
Third party loan bearing interest at 2.5% per month compounded and payable monthly	$ -	$ 250,000
Series II preferred shares	-	250,000
	$ -	$ 500,000

The short-term loan was due on November 9, 1999 but remained outstanding under informal extensions granted by the lenders until its retirement on April 7, 2003.

The long-term loan had a term of the earlier of (i) five years from the complete installation of lottery terminals in Hanoi, Vietnam, of August 9, 1999 and (ii) six years. Retired April 7, 2003.

Security for the above loans consisted of a General Security Agreement over the assets of the Company including an assignment of the revenues under the Hanoi Lottery Agreement and an assignment of the proceeds of the EDC insurance policies, subject only to a first lien by a Canadian Schedule A Bank, which was not to exceed $1 million.

The Series II preferred shares were to be redeemed at $1 per share at the option of the holder, together with all related unpaid dividends. An annual cumulative dividend equal to fifteen percent of the consolidated after tax net income of the Company was applicable to these shares, which were classified as long-term debt due to the related terms and conditions of redemption. There was no taxable income in the current or prior years due to recognition of prior years' loss carry forwards, accordingly there were no cumulative unpaid dividends at December 31, 2002 or April 7, 2003, when the preferred shares were redeemed.

Included in accrued interest payable for December 31, 2002 was accrued interest of $3,458,207 on the short-term loan and $384,246 on the long-term loan. As part of the reorganization described in Note 1 the accrued interest was waived (See also Note 8).

All debt financing had been provided equally by two individuals, one of whom is a current director and shareholder of the Company. See Note 1 (c) regarding the Company's settlement of the above debts through the issuance of common shares.

7. Share capital:

(a) Authorized:

Unlimited number of common shares

Unlimited number of preferred shares issuable in series with terms and conditions to be determined by the Board of Directors

700,000	Series I convertible preferred shares - Retired
250,000	Series II preferred shares – Retired (See Note 1 (c))
18,333,333	Series III preferred shares – Converted to common shares (See Note 1 (a))

(b) Issued:

	Number of Shares	Amount
Common shares:		
Balance, December 31, 2001	3,369,058	$15,779,122
Issued for conversion of debt	1,872,339	561,702
Balance, December 31, 2002	5,241,397	$16,340,824
Issued on reorganization (note 1)	53,462,619	9,488,297
Issue costs	-	(95,608)
Balance, December 31, 2003	58,704,016	$25,733,513

c) Share consolidation:

On July 25, 2002, shareholders of the Company approved the consolidation of the common shares on the basis of one new common share being issued for every ten previously issued and outstanding common shares. The share balances for December 31, 2002 have been adjusted to reflect the share consolidation.

(d) Stock options:

Under the Company's stock option plan, the Company may grant options to employees, consultants, officers and directors totaling up to 5% of the issued and outstanding common shares. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 1% of the issued and outstanding common shares.

7. **Share capital** (continued):

(d) Stock options (continued):

The following table summarizes the status of the stock option plan on a post-consolidation basis as of December 31, 2003 and 2002 and the changes during the years then ended:

	2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	189,236	$ 4.10	255,111	$ 4.30
Granted	1,450,000	0.32	-	-
Exercised	-	-	-	-
Cancelled	-	-	(65,875)	5.00
Outstanding and exercisable, end of period	1,639,236	$ 0.76	189,236	$ 4.10

The following table sets forth information relating to stock options outstanding at December 31, 2003:

Range of Exercise prices	Number outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 6.00	10,000	0.27 yrs	$ 6.00
9.10	5,000	0.48 yrs	9.10
5.30	37,250	0.87 yrs	5.30
4.60	47,500	1.07 yrs	4.60
4.60	5,653	1.30 yrs	4.60
3.00	65,333	1.39 yrs	3.00
2.00	18,500	2.14 yrs	2.00
0.32	1,450,000	4.86 yrs	0.32
$ 0.32 to $ 9.10	1,639,236	4.44 yrs	$ 0.76

7. **Share capital** (continued):

(e) Warrants:

In conjunction with the private placement of shares in April of 2003, a certain number of warrants were issued by the Company to the purchaser and other participants of the transaction.

The following table summarizes warrants issued by the Company as of December 31, 2003 and 2002 and the changes during the years then ended:

	2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	-	$ -	-	$ -
Granted	18,000,000	0.25	-	-
Granted	1,500,000	0.30		
Exercised	-	-	-	-
Cancelled	-	-	-	-
Outstanding and exercisable, end of period	19,500,000	$ 0.25	-	$ -

The following table sets forth information relating to warrants outstanding at December 31, 2003:

Range of Exercise prices	Number outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.25	18,000,000	1.27 yrs	$ 0.25
0.30	1,400,000	1.27 yrs	0.30
0.30	100,000	1.27 yrs	0.30
$ 0.25 to $ 0.30	19,500,000	1.27 yrs	$ 0.25

7. **Share capital** (continued):

(f) Private placements of units and shares:

2002

In settlement of debts, included in accounts payable, owed to individuals for past service to the company, a share-for-debt agreement was concluded December 7, 2002 extinguishing accounts payable of $561,702 through the issuance of 1,872,339 shares at $0.30 per share.

2003

See Note 1 "General" for details.

8. **Contributed surplus**

Contributed surplus consist of:

	2003	2002
Interest waived on settlement of short and long term debt (note 1 (c))	$ 3,842,456	$ -
Negative net assets acquired on acquisition of EMSI (note 1(a))	(1,574,679)	
	$ 2,267,777	$ -

9. **Income taxes:**

As at December 31, 2003, the Company has approximately $3,054,000 (December 31, 2002 - $2,877,000) of available undepreciated capital costs and deductions and $19,402,000 (December 31, 2002 - $18,050,000) of unutilized non-capital loss carry forwards, which expire on various dates to 2007 available to reduce future taxable income. The Company also has $1,100,000 of capital losses available to reduce future capital gains. No recognition has been given in these financial statements to the potential future benefit of the foregoing loss carry forwards, undepreciated capital costs or deductions.

10. Supplemental disclosure of cash flow information:

(a) Change in non-cash working capital balances:

	2003	2002
Accounts receivable	$ (99,046)	$ (1,827)
Prepaid expenses	1,270	4
Accounts payable and accrued liabilities	(219,737)	(105,211)
	$ (317,513)	$ (107,034)

(b) Other cash transactions:

	2003	2002
Interest paid	$ 2,318	$ -
Taxes paid	-	-

c) Non-cash transactions:

	2003	2002
Common shares issued:		
On settlement of accounts payable	$ -	$ 561,702
On settlement of short and long term debt	2,750,000	-
On settlement of LWSI debt from acquisition of EMSI	2,238,297	-

11. Financial instruments:

The fair values of the Company's financial assets and liabilities at December 31, 2003 approximate their carrying values due to the short-term maturity of the instruments.

12. Commitments and contingencies:

Pursuant to an agreement dated May 27, 1998 between the Company and the Construction Lottery of the Capital - Hanoi, a Government department of the Socialist Republic of Vietnam, the Company agreed to provide system software, central equipment and lottery terminals, installation and development plans, training, marketing and maintenance programs in order to provide the government of the Socialist Republic of Vietnam with technology and a lottery system capable of establishing an on-line lottery system in Hanoi.

The term of the agreement is seven years, commencing August 9, 1999, the date the first on-line sales began. The Company is paid, weekly, 4% of the gross sales of the on-line lottery system during each of the first five years of the agreement and one percent of the gross sales in the sixth and seventh year. All amounts payable to the Company are paid in U.S. dollars to a financial institution outside of the Socialist Republic of Vietnam.

13. Related party advances

Advances from related parties consist of:

		2003		2002
Due to EMSI	$	-	$	618,650
Due to Genting International Management Services Pte. Ltd.		-		233,895
	$	-	$	852,545

Prior to December 31, 2002, GIMS advanced funds to PLC in the amount of $150,000 USD (translated into $233,895 CND). Subsequent to the year end, GIMS further advanced funds of $100,000 USD to PLC to assist the Company until closing of the private placement of shares with GIMS. These amounts were reimbursed on April 7, 2003.

The amounts due to EMSI were eliminated as part of the acquisition of EMSI completed on April 7, 2003.

14. Comparative figures

Comparative figures for income tax balances carrying forward to future years have been restated given verification of those balances with the Canadian Revenue Agency.

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC Form 51-901F

ISSUER DETAILS NAME OF ISSUER Pacific Lottery Corporation	FOR QUARTER ENDED December 31, 2003	DATE OF REPORT yy/ mm/dd 04/06/07
ISSUER'S ADDRESS 2937 - 19th Street N.E.		

CITY PROVINCE Calgary Alberta	POSTAL CODE T2E 7A2	ISSUER FAX NO. 403-266-8909	ISSUER TELEPHONE NO. 403-266-8900

CONTACT NAME David Aftergood	CONTACT'S POSITION President and Chief Executive Officer	CONTACT TELEPHONE NO. 403-266-8900

CONTACT EMAIL ADDRESS davidaftergood@ags.ca	WEBSITE ADDRESS www.ags.ca

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE *(signed)*	PRINT FULL NAME **David Aftergood**	DATE SIGNED yy/mm/dd **June 7, 2004**
DIRECTOR'S SIGNATURE *(signed)*	PRINT FULL NAME **Peter Wallis**	DATE SIGNED yy/mm/dd **June 7, 2004**

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2003 and 2002 are attached.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs*

The major components of general and administration costs are:

	December 31, 2003
Consultant fees	$455,060
Due, subscription & licenses	1,643
Salaries and benefits	158,404
Foreign exchange (gain) loss	194,453
Office expense	143,765
Professional fees	57,579
Public company costs	79,897
Rent expense	30,735
Telephone & communications expense	17,530
Travel & promotion	152,815
Vietnam G&A	117,852
Bad debt expense	(97,081)
	$1,312,652

2. *Related party transactions*

Due to related parties consist of:

	December 31, 2003	December 31, 2002
Due to EMSI (aquired by Corporation April 7, 2003)	$ -	$ 618,650
Due to Genting International Management Services Pte. Ltd.	-	233,895
	$ -	$ 852,545

3. *Summary of securities issued and options granted during the period*

a) Securities issued during the period:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
			nil		$0	

b) Options granted during the period: 1,450,000 at $0.32
c) Warrants granted during the period: Nil

4. *Summary of securities as at the end of the reporting period:*

a) Description of authorized share capital
Unlimited number of common shares
Unlimited number of preferred shares, issuable in series

b) Number and recorded value for shares as at the end of this reporting period

Issued and outstanding:
58,704,016 common shares with a recorded value of $25,733,513

c) Description of options and warrants outstanding

Number of options	Exercise Price	Expiry Date
10,000	$6.00	April 8, 2004
5,000	$9.10	June 23, 2004
37,250	$5.30	November 14, 2004
47,500	$4.60	January 25, 2005
5,653	$4.60	April 18, 2005
65,333	$3.00	May 23, 2005
18,500	$2.00	February 21, 2006
1,450,000	$0.32	November 10, 2005
1,639,236		

Number of warrants	Exercise Price	Expiry Date
18,000,000	$0.25	April 7, 2005
1,500,000	$9.30	April 7, 2005
19,500,000		

d) Number of shares subject to escrow or pooling agreements: Nil

5. *Directors and Officers as at the date this report is signed and filed:*

Name	Position
David A. Aftergood	Director, President and Chief Executive Officer
Peter C. Wallis	Director
Dale H. Laniuk	Director
Richard W. DeVries	Director
Lim Kok Thay	Director
Justin Tan Woo Jah	Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 1 of 4)

Pacific Lottery Corporation *(A Development Stage Enterprise)* (the "Company") is incorporated under the laws of the Province of Alberta. The Company is a development stage enterprise as its principal business activities include research, development, and manufacture, operate and manage lottery gaming central systems. To date the Company has received incidental revenues from its business activities and is currently focusing its efforts on the development and implementation of a lottery gaming system in South Vietnam.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of $1,561,195 for the year ended December 31, 2003 and has a deficit of $25,098,301 as at December 31, 2003. The losses have been funded primarily by the issuance of equity. The Company's ability to continue as a going concern is uncertain and dependent on its ability to obtain additional capital and on the continued support of its shareholders. The outcome of these matters cannot be predicted at this time. The continuation of the Company's research and development activities and the commercialization of its lottery gaming systems is dependent upon the Company's ability to successfully complete its research and development programs, obtain government approvals for its products, and finance its cash requirements through equity financings.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

General

Cash

The decrease in cash is due to continued spending for development assets, including software, training, and computer hardware in relation to the new proprietory lottery system being developed by the Corporation, most immediately for use to satisfy the Ho Chi Minh contract with Detetour. As well, a significant cash payout for a legal settlement satisfied in the 4th quarter increased distributions above anticipated operational overhead. Additionally, as the Corporation completed refinancing in April of this year, it has increased on going operational and project development expenses accordingly, to meet the objectives of the Vietnamese gaming agreements, the remaining cash reduction was in line with expense expectations.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 2 of 4)

Accounts Receivable

The increase in accounts receivable is largely due to General Sales Tax (GST) input tax credits not yet received by the Corporation as well as interest receivable from the Corporations interest bearing deposits.

Accounts Payable

Accounts payable continues to fluctuate due to normal operational activity with the current balance representative of behaviour.

Shareholders' equity

The change from the prior year to the capital accounts emanate from the purchase of Emerging Market Solutions International Inc. (consolidation of retained earnings), the private placement to Genting International Management Services Pte. Ltd., settlement of short and long term debt instruments. See "General information" section of Schedule C.

General and Administrative Expenses

The decrease in these expenses over the same period in 2002 can be attributed to reductions in overhead implemented in the last half of 2001 and continuing through 2002 into the current year. With the resumption of the companies focus on development in Vietnam following the new financing, having closed in the prior quarter, the company has seen some rise to overheads to meet the needs of its planned expansion into Vietnam. Additionally, costs related to the lottery system development have been expensed, increasing the magnitude of these expenses beyond standard overhead expectations.

Interest Expense

The decrease in interest expense arises out of the retirement of all the significant debt of the Corporation this quarter. A result of the closing of private placements for cash and debt forgiveness occurring April 7, 2003.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 3 of 4)

Depreciation and Amortization

Depreciation and amortization have decreased over the prior year due to a review of the cash flows being generated from Hanoi operations and the remaining life of the contract with the government of Vietnam. Those cash flows warranted a reduction to the capital asset balance of approximately $770,000 in the prior year. Charged through depreciation and amortization. With the Corporation's asset acquisitions in the current quarter and anticipated purchases, these amount will show some additional rise in future reportings.

General information:

On May 30, 2002 a 2002 Share Purchase Agreement was executed between Pacific Lottery Corporation ("PLC") and the shareholder of Emerging Market Solutions International Inc. ('EMSI"); subject to certain conditions (inclusive of debt settlement, conversion of preferred shares, and regulatory approvals of PLC), and whereby all of the shares of EMSI were sold to PLC (closing April 7, 2003). The purchase price having been 18,333,333 convertible preferred shares at an issue price of thirty cents ($0.30) per share.

The 2002 Share Purchase Agreement was made with a complimentary agreement being executed with LWSI, releasing EMSI from all obligations emanating from a previous agreement, and the signing of an agreement between PLC, EMSI, and Lottery and Wagering

Solutions Inc. ("LWSI") settling the note payable owing to LWSI in exchange for shares of PLC.

The LWSI Agreement, executed on October 10, 2002, released EMSI and LWSI from all obligations, respectively, under a former acquisition agreement. In anticipation of closing on the 2002 Share Purchase Agreement, LWSI had advanced EMSI cash of approximately $1,580,000 and incurred costs of approximately $694,000, for which EMSI recognised an account payable to LWSI. Under the terms of the LWSI Agreement, LWSI accepted consideration, for the amount payable to it by EMSI, shares issued by PLC at a rate of thirty cents ($0.30) per share, as satisfaction of the outstanding liability to LWSI from EMSI. The settlement of the total liability owing to LWSI resulted in 7,962,620 additional shares of PLC being issued over and above the 18,333,333covertible preferred shares issued to the shareholder of EMSI. Closing of the LWSI Agreement effectively settled any balance owing from EMSI to LWSI. The 2002 Share Purchase Agreement closed April 7, 2003.

Closing on April 7, 2003, the Company concluded a private placement of shares with Genting International Management Services Pte. Ltd. ("GIMS"). The Company sold 18, 000,000 common shares at twenty five cents ($0.25) per share and 18,000,000 share purchase warrants convertible to common shares at twenty five cents ($0.25) per share expiring two

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 4 of 4)

(2) years from closing. Consideration received by the Company for this transaction was $4,500,000.

Closing on April 7, 2003, the Company concluded a debt settlement agreement with two related parties, those extending the debt being settled, to eliminate the short-term, long-term, and accrued interest on debt. In exchange for 9,166,666 common shares of PLC the Company extinguished the $2,250,000 short term debt, $250,000 long term loan payable, $250,000 Series II preferred shares, as well as, all the interest accrued on both the short and long term debts up to the time of closing of this agreement.

Closing April 7, 2003, the Company issued 1,400,000 warrants exercisable at thirty cents ($0.30) per share for a two (2) year period to LWSI as a finders fee in relation to the additional financing and settlements also closed on this date.

Closing April 7, 2003, the Company has issued 100,000 warrants exercisable at thirty cents ($0.30) per share for a one and a half (1.5) year period to Leede Financial Markets Inc. per a Share Option Agreement executed on the closing date for their efforts in sponsoring of new financing and the Companies restructuring reflected in the agreements otherwise closing April 7, 2003.

Continuing operations:

The company anticipates the continuing operational costs to remain relatively consistant to the current reporting.

With the beginning of online lottery operations in Southern Vietnam later this year the two major fluctuations will come in the form the purchase of terminals for the Ho Chi Minh region and the marketing roll out costs for the lottery's introduction. Along with overheads, the system's introduction to the market will utilize the majority of cash on hand to be replenished by revenues following the onset of these activities.

The Corporation remains confident that it will meet the objectives that it has communicated to stakeholders within the approximate timeframes and magnitudes contemplated.

Consolidated Financial Statements of

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Three Months Ended March 31, 2004 and 2003

(Unaudited)

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Consolidated Balance Sheets

	March 31, 2004 (unaudited)	December 31, 2003 (audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 2,071,528	$ 2,248,994
Interest and other receivables	49,596	101,698
	2,121,124	2,350,692
Capital assets	557,783	615,631
	$ 2,678,907	$ 2,966,323
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Accounts payable and accrued liabilities	$ 26,530	$ 63,334
Shareholders' equity (deficiency):		
Share capital	25,733,513	25,733,513
Contributed surplus	2,267,777	2,267,777
Deficit	(25,348,913)	(25,098,301)
	2,652,377	2,902,989
Commitments and contingencies (note 2)		
	$ 2,678,907	$ 2,966,323

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Signed "David Aftergood", Director

Signed " Peter Wallis", Director

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Consolidated Statements of Operations and Deficit
Three Months Ended March 31,

	2004	2003
Expenses (Income):		
General and administrative	210,791	298,924
Depreciation and amortization	63,315	38,769
Interest on short-term debt and contracts payable	783	439,169
Interest on long-term debt	–	48,768
Interest income	(9,401)	-
Lottery	(14,876)	(16,269)
Net loss	250,612	809,361
Deficit, beginning of year	25,098,301	23,537,106
Deficit, end of year	$ 25,348,913	$ 24,346,467
Net loss per share:		
Basic	$ 0.00	$ 0.23
Diluted	0.00	0.23
Weighted average shares outstanding	58,704,016	3,525,086

See accompanying notes to consolidated financial statements.

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows
Three Months Ended March 31,

	2004	2003
Cash provided by (used in):		
Operations:		
Net income (loss)	$ (250,612)	$ (809,361)
Items not involving cash:		
Depreciation of capital assets	63,315	38,769
Accrued interest:		
Short-term debt	–	498,910
Long-term debt	–	48,768
Cash flow used in operations	(187,297)	(282,914)
Change in non-cash working capital balances	15,299	31,703
	(171,998)	(251,211)
Financing:		
Related party advances (repayments), net	–	162,109
	–	162,109
Investing:		
Acquisition of capital assets, net	(5,468)	–
	(5,468)	–
Increase (decrease) in cash	(177,466)	(89,102)
Cash and cash equivalents, beginning of year	2,248,994	89,102
Cash and cash equivalents, end of year	$ 2,071,528	$ –

See accompanying notes to consolidated financial statements.

Pacific Lottery Corporation *(A Development Stage Enterprise)* (the "Company") is incorporated under the laws of the Province of Alberta. The Company is a development stage enterprise as its principal business activities include research, development, and manufacture, operate and manage lottery gaming central systems. To date the Company has received incidental revenues from its business activities and is currently focusing its efforts on the development and implementation of a online lottery system in South Vietnam.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of $250,612 for the three months ended March 31, 2004 and has a deficit of $25,348,913 as at March 31, 2004. The losses have been funded primarily by cash reserves remaining from the issuance of equity in the prior year. The Company's ability to continue as a going concern is uncertain and dependent on its ability to obtain additional capital and on the continued support of its shareholders. The outcome of these matters cannot be predicted at this time. The continuation of the Company's research and development activities and the commercialization of its online lottery systems is dependent upon the Company's ability to successfully complete its research and development programs, obtain government approvals for its products, and finance its cash requirements through equity financings.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

1. Significant accounting policies:

The accounting policies and methods of their application in these financial statements are unchanged from the most recent annual financial statements and therefore should be read in conjuction with the most recent annual financial statements.

2. Commitments and contingencies:

Pursuant to an agreement dated May 27, 1998 between the Company and the Construction Lottery of the Capital - Hanoi, a Government department of the Socialist Republic of Vietnam, the Company agreed to provide system software, central equipment and lottery terminals, installation and development plans, training, marketing and maintenance programs in order to provide the government of the Socialist Republic of Vietnam with technology and a lottery system capable of establishing an on-line lottery system in Hanoi.

The term of the agreement is seven years, commencing August 9, 1999, the date the first on-line sales began. The Company is paid, weekly, 4% of the gross sales of the on-line lottery system during each of the first five years of the agreement and one percent of the gross sales in the sixth and seventh year. All amounts payable to the Company are paid in U.S. dollars to a financial institution outside of the Socialist Republic of Vietnam.

ISSUER DETAILS NAME OF ISSUER Pacific Lottery Corporation	FOR QUARTER ENDED March 31, 2004	DATE OF REPORT yy/mm/dd 04/06/14
ISSUER'S ADDRESS 2937 - 19th Street N.E.		

CITY PROVINCE Calgary Alberta	POSTAL CODE T2E 7A2	ISSUER FAX NO. 403-266-8909	ISSUER TELEPHONE NO. 403-266-8900
CONTACT NAME David Aftergood	CONTACT'S POSITION President and Chief Executive Officer		CONTACT TELEPHONE NO. 403-266-8900
CONTACT EMAIL ADDRESS davidaftergood@ags.ca	WEBSITE ADDRESS www.pacificlottery.ca		

Date and Subject of this Report

This Report, made as of May 31, 2004, is integral to and should be read in conjunction with the Company's unaudited financial statements for the three month period ended March 31, 2004 and the Company's audited financial statements for the year ended December 31, 2003. The foregoing documents and additional information relating to the Company are available for viewing at www.sedar.com.

Description of Business

Pacific Lottery Corporation *(A Development Stage Enterprise)* (the "Company") is incorporated under the laws of the Province of Alberta. The Company is a development stage enterprise as its principal business activities include research, development, manufacture, and operate and manage online lottery central systems. To date the Company has received incidental revenues from its business activities and is currently focusing its efforts primarily on the development and implementation of an online lottery system in Southern Vietnam.

Overall Performance

The Company continues development of 'in-house' lottery software and systems for its online operations, slated to begin later this year in Southern Vietnam, in satisfaction of its agreements with government representative agencies. The current position of the company is within target ranges for overhead and development costs inline to meet the system implementation goals for lottery operations. Following the prior years restructuring and infusion of new capital the company was able to extinguish all prior outstanding debts and reflect the singular focus of the company's efforts to launch a

Overall Performance (Continued)

lottery system this year. Current performance to date, including in the current quarter, show the company to be on par with its objectives.

Selected Annual Information

Period Ended		2003 Dec. 31		2002 Dec. 31		2001 Dec. 31
Total Revenue	$	-	$	-	$	-
Income (loss) before before extraordinary items	$	(1,561,195)	$	(4,659,665)	$	(4,805,795)
Basic per share	$	(0.04)	$	(1.32)	$	(1.47)
Diluted per share	$	(0.04)	$	(1.32)	$	(1.47)
Net Income (loss)	$	(1,561,195)	$	4,971,401	$	(4,805,795)
Basic per share	$	(0.04)	$	1.41	$	(1.47)
Diluted per share	$	(0.04)	$	1.25	$	(1.47)
Total Assets	$	2,966,323	$	531,787	$	1,847,681
Total Long-term Financial Liabilities	$	-	$	500,000	$	500,000
Cash Dividends	$	-	$	-	$	-
Weighted Average Shares Outstanding		38,464,533		3,525,086		3,270,983

As further discussed in this report, the company went through a period primarily aimed at acquiring financing and negotiating extensions from its existing creditors. The costs of which were substantial accrued interest charges. As a negligible amount was paid in settlement of the largest balance, a sizeable recovery was booked in the 2002 fiscal year. Only in 2003 were sufficient funds raised to return to the company's focus of lottery system development and steps to satisfy plans for online lottery operations implementation target for 2004. However, for most of 2003, additional settlement costs and restructuring activity were incurred. These final cleanup steps helped lead the company's financial activity to focus solely on its development and normal operating objectives.

Results of Operations

The current net loss of $250,612 is consistent with expectations for the development stage of the company's current cycle to full profitable operations. The company is in the last stages of development and preparation for the lottery implementation in Southern Vietnam and following the last major acquisition stage, involving the terminals purchase*, the marketing roll out and revenue generation period is expected to commence around the 4th quarter of 2004. Prior periods to the April 7, 2003 financings and debt settlement closings, including in smaller part the two following quarters, reflected

Results of Operations (Continued)

accrued activity and stayed operations while the company sought a project compatible restructured financing. Direct comparisons do not reflect appropriate insights into the companies current performance.

* (The terminals purchase involves the company purchasing the retail ticket sales terminals for the online system. With current cash reserves the company could proceed with a minimal purchase and marketing introduction. However, it is the desire of the company, in light of the potential yield, to proceed with a larger terminal and marketing launch. Therefore, the company is considering additional financing options to capitalize on this opportunity.)

Summary of Quarterly Results

Period Ended	2004 Mar. 31 Qtr 1	2003 Dec. 31 Qtr 4	2003 Sept. 30 Qtr 3	2003 June 30 Qtr 2	2003 Mar. 31 Qtr 1	2002 Dec. 31 Qtr 4	2002 Sept. 30 Qtr 3	2002 June 30 Qtr 2
Total Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Income (loss) before extraordinary items	$(250,612)	$(560,981)	$(311,960)	$121,107	$(809,361)	$(711,247)	$(1,556,501)	$(2,199,904)
Basic per share	$ -	$ (0.01)	$ (0.01)	$ -	$ (0.23)	$ (0.20)	$ (0.05)	$ (0.07)
Diluted per share	-	-	-	-	-	-	-	-
Net Income (loss)	$(250,612)	$(560,981)	$(311,960)	$121,107	$(809,361)	$(711,247)	$(1,556,501)	$ 7,431,162
Basic per share	$ -	$ (0.01)	$ (0.01)	$ -	$ (0.23)	$ (0.20)	$ (0.05)	$ 0.22
Diluted per share	-	-	-	-	-	-	-	-

Prior quarter review of the company is a difficult problem for determining trends in behaviour given that the company transitioned through three phases; search for financing, restructuring, and now development of internal systems. Throughout 2002, for instance, substantial amounts were accrued for interest on debts. These were retired by the beginning of the 2nd quarter of 2003. The quarters following the restructuring in April of 2003 continue to contend with settlements and final repositioning of the company, but became more representative of the costing behaviour in the development stage.

Liquidity

There was a slight decline in working capital for the three months ended March 31, 2004, from $2,287,358 to $2,094,594, a difference of $192,764. This change is entirely due to continued overhead and direct development costs being incurred per company objectives relating to the lottery system completion and introduction later this year.

The company requires the revenue contemplated following the implementation stage of the lottery system to continue with its liquidity in the long term. A significant portion is anticipated to be expended during this implementation process, however the company is

Liquidity (Continued)

confident that revenues immediately following the onset of operations in Southern Vietnam will be sufficient to buoy the company through its long term growth and achievement of profitability targets.

A chosen measure by the company is to maximize on its current opportunity in Southern Vietnam by seeking further financing to enhance the magnitude of its launch into the region with a substantial marketing effort, as well as an increase in the number of retail terminals being purchased and distributed within the market. The anticipated enhancement to the company's liquidity and profitability, in the short and long term, fully warrant this effort.

The company is well positioned for these efforts as no debt currently exists and the small amount of trade payables are current and can be readily satisfied.

The current warrants and options outstanding are expected to further support the company's liquidity as it moves forward.

Forward Looking Statements

The information herein may contain forward-looking statements including expectations of future operations, cash flow or earnings. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. Additional information on these and other factors that could affect the Corporation's operations or financial results are included in the Corporation's reports on file with Canadian securities regulatory authorities.

Summary of securities as at the end of the reporting period:

a) Description of authorized share capital
Unlimited number of common shares
Unlimited number of preferred shares, issuable in series

b) Number and recorded value for shares as at the end of this reporting period

Issued and outstanding:
58,704,016 common shares with a recorded value of $25,733,513

c) Description of options and warrants outstanding

Number of options	Exercise Price	Expiry Date
10,000	$6.00	April 8, 2004
5,000	$9.10	June 23, 2004
37,250	$5.30	November 14, 2004
47,500	$4.60	January 25, 2005
5,653	$4.60	April 18, 2005
65,333	$3.00	May 23, 2005
18,500	$2.00	February 21, 2006
1,450,000	$0.32	November 10, 2005
1,639,236		

Number of warrants	Exercise Price	Expiry Date
18,000,000	$0.25	April 7, 2005
1,500,000	$0.30	April 7, 2005
19,500,000		

d) Number of shares subject to escrow or pooling agreements: Nil

Additional Information

Additional information about the company, including prior period reporting is available on SEDAR at www.sedar.com.